UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
NanoVMs, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 5, 2015

Physical address of issuer
1423 Broadway #138 Oakland, CA 94612

Website of issuer
https://nanovms.com

Current number of employees
1

Filer EDGAR CIK

0001805056

Filer EDGAR CCC
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Filer EDGAR Password
aax*zr7wyqmg

Filer EDGAR PMAC
f*ceeb3d

Submission Contact Person Information

Name
Ian Eyberg

Phone Number
(833) 626-6867

Email Address
ian@nanovms.com

Notification Email Address
investors@nanovms.com

Signatories

Name
Ian Eyberg

Signature

Title
CEO

Email
ian@nanovms.com

Date
February 27, 2024